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April 27, 2012	Paul M. Kinsella 617-951-7000 617-951-7050 fax Paul.Kinsella@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549-4720
Attention:	Mr. Jeffrey Riedler
Mr. John Krug

Re:	Supernus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed April 11, 2012
File No. 333-171375

Dear Mr. Riedler and Mr. Krug,

On behalf of Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated April 19, 2012 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 (File No. 333-171375), filed on December 23, 2010, as amended on February 8, 2011, December 30, 2011, February 14, 2012, March 16, 2012 and April 11, 2012 (as so amended, the “Registration Statement”), and relating to the Company’s registration of shares of its Common Stock, $0.001 par value per share. Concurrently herewith, the Company has filed Pre-Effective Amendment No. 6 to the Registration Statement (“Amendment No. 6”) incorporating the revisions described in this letter. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Ropes & Gray LLP by the Company. For your convenience, three courtesy copies of this letter and Amendment No. 6, which has been marked to show the changes from Pre-Effective Amendment No. 5 to the Registration Statement as filed on April 11, 2012, are also being delivered to Mr. John Krug.

For the convenience of the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments refer to Pre-Effective Amendment No. 5 to the Registration Statement, as filed on April 11, 2012; page numbers and other similar references used in the Company’s responses refer to Amendment No. 6, unless otherwise noted.

FORM S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 77

1.                                       In the second table on page 79 you indicate that the intrinsic value of your vested and unvested options outstanding at December 31, 2011 based on the assumed initial public offering price of $13.00 per share is zero.  Please revise your filing to disclose the appropriate intrinsic values given that the exercise prices disclosed here and in Note 10 are below your assumed offering price.

Response: The Company advises the Staff that it has revised the intrinsic value of its vested and unvested options on page 81 of Amendment No. 6 based on the expected initial public offering price of $5.00 per share.

*  *  *  *  *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 951-7921.

Best Regards,

/s/ Paul M. Kinsella

Paul M. Kinsella

cc:	Jack A. Khattar (Supernus Pharmaceuticals, Inc.)
Gregory S. Patrick (Supernus Pharmaceuticals, Inc.)
Mitchell S. Bloom (Goodwin Procter LLP)
Edward A. King (Goodwin Procter LLP)